Notice to the Oslo Stock Exchange





P. O. Box 423 Skøyen, NO-0213 Oslo
Tel: +47 22 54 44 00
Fax: +47 22 54 44 90
www.orkla.com

Ref:
Rune Helland, Deputy Director Investor Relations Tel: +47 22 54 44 11
Ole Kristian Lunde, Senior VP Corporate Communications Tel: +47 22 54 44 31

Date: 1 June 2005

ORK – Dag J. Opedal new Group President and CEO of Orkla

A unanimous Board of Directors has appointed Dag J. Opedal (46) as Orkla's new Group President and CEO. Mr Opedal has been Acting President and CEO while the Board has assessed various internal and external candidates.

Dag J. Opedal has a degree in business economics from the Norwegian School of Economics and Business Administration (NHH) and an MBA from Insead. He started his career with five years in Dyno. He began at Nora in 1989 and has, among other things, been CEO of Stabburet. Dag Opedal joined Orkla's Executive Board in 2001 with corporate responsibility for Orkla Foods and Orkla Brands. During this period, he has also been a member of the governing bodies of Orkla's other business areas.

Meeting of journalists and analysts at Orkla headquarters in Skøyen at 10 a.m. today.

Notice to the Oslo Stock Exchange

 ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22 54 44 11

Date: 30 May 2005

ORK –
STB – Trade subject to notification

Orkla ASA has today sold 4 million shares in Storebrand ASA at a share price of NOK 54.25. After this transaction Orkla owns 23 648 956 shares, which represents 8.50 % of the shares and votes in Storebrand.